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 ------------------                                                                                   ------------------------------
      FORM 4                        UNITED STATES SECURITIES AND EXCHANGE COMMISSION                       OMB APPROVAL
 ------------------                              Washington, D.C. 20549                               ------------------------------

                                                                                                      ------------------------------
                                      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                    OMB Number:..........3235-0287
| | Check this                                                                                        Expires:......January 31, 2005
    box if no         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,         Estimated average
    longer          Section 17(a) of the Public Utility Holding Company Act of 1935 or Section        burden hours per response..0.5
    Section 16.            30(h) of the Investment Company Act of 1940                                ------------------------------
    Form 4 or
    Form 5
    obligations
    may continue.
    See Instruction
    1(b).

 (Print or Type Responses)
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1. Name and Address of Reporting Person*  | 2. Issuer Name and Ticker or Trading Symbol  | 6. Relationship of Reporting
                                          |                                              |    Person(s) to Issuer
   Nortel Networks Corporation            |         ARRIS Group, Inc. (ARRS)             |   (Check all applicable)
------------------------------------------|----------------------------------------------|
(Last)       (First)       (Middle)       | 3. I.R.S. Identification    | 4. Statement   |         Director     X   10% Owner
                                          |    Number of Reporting      |    for Month/  |     ---             ---
8200 Dixie Road, Suite 100                |    Person, if an entity     |    Day/Year    |         Office           Other (specify
------------------------------------------|    (Voluntary)              |                |     --- (give title ---  below)
(Street)                                  |                             |    3/11/03     |         below
                                          |                             |----------------|------------------------------------------
Brampton, Ontario, Canada L6T 5P6         |                             | 5. If Amend-   | 7. Individual or Joint/Group Filing
------------------------------------------|                             |    ment, Date  |    (Check applicable line)
(City)       (State)       (zip)          |                             |    of Original |
                                          |                             |    (Month/Day/ |    X   Form filed by One Reporting Person
                                          |                             |    Year)       |   ---
                                          |                             |                |        Form filed by More than One
                                          |                             |                |   ---  Reporting Person
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                          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of  |2. Trans- | 2A. Deemed | 3. Trans-   | 4. Securities Acquired (A) |  5. Amount of      | 6. Owner-   | 7. Nature
   Security  |   action |     Execut-|    action   |    or Disposed of (D)      |     Securities     |    ship     |    of
   (Instr. 3)|   Date   |     ion    |    Code     |    (Instr. 3, 4 and 5)     |     Beneficially   |    Form:    |    Indirect
             |   (Month/|     Date,  |   (Instr. 8)|                            |     Owned          |    Direct   |    Beneficial
             |   Day/   |     if any |-------------|----------------------------|     Following      |    (D) or   |    Ownership
             |   Year)  |     (Month/| Code |  V   | Amount   | (A)  | Price    |     Reported       |    Indirect |    (Instr. 4)
             |          |     Day/   |      |      |          | or   |          |     Transaction(s) |    (I)      |
             |          |     Year)  |      |      |          | (D)  |          |     (Instr. 3      |    (Instr.  |
             |          |            |      |      |          |      |          |     and 4)         |    4)       |
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             |          |            |      |      |          |      |          |                    |             |
             |          |            |      |      |          |      |          |                    |             |
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             |          |            |      |      |          |      |          |                    |             |
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             |          |            |      |      |          |      |          |                    |             |
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             |          |            |      |      |          |      |          |                    |             |
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             |          |            |      |      |          |      |          |                    |             |
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                  SEC 1474 (9-02)


  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                                       THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 4 (continued)
                           Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., calls, warrants, options, convertible securities)
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1.Title of|2.Conver-|3.Trans- |3A.Deemed|4.Trans- |5.Number    |6.Date      |7.Title     |8.Price |9.Number    |10.Owner- |11.Nat-
  Derivat-|  sion   |  action |   Execu-|  action |  of        |  Exercis-  |  and       |  of    |  of        |   ship   |   ure
  tive    |  or     |  Date   |   tion  |  Code   |  Derivative|  able and  |  Amount of |  Deri- |  Deriva-   |   Form   |   of
  Security|  Exer-  |  (Month/|   Date, |  (Instr.|  Securities|  Expira-   |  Underlying|  va-   |  tive Secu-|   of     |   Ind-
  (Instr. |  cise   |  Day/   |   if any|  8)     |  Acquired  |  tion Date |  Securities|  tive  |  rities    |   Deriv- |   irect
  3)      |  Price  |  Year)  |   (Month|         |  (A) or    |  (Month/   |  (Instr. 3 |  Secur-|  Benefic-  |   ative  |   Bene-
          |  of     |         |   /Day/ |         |  Disposed  |  Day/Year) |  and 4)    |  ity   |  ially     |   Secur- |   fic-
          |  Deri-  |         |   Year) |         |  of (D)    |            |            |  (Ins- |  Owned     |   ity:   |   ial
          |  vative |         |         |         |  (Instr.   |            |            |  tr. 5)|  Following |   Direct |   Own-
          |  Sec-   |         |         |         |  3, 4,     |            |            |        |  Reported  |   (D) or |   er-
          |  urity  |         |         |         | and 5)     |            |            |        |  Transact- |   Indir- |   ship
          |         |         |         |         |            |            |            |        |  tion(s)   |   ect    |   (Ins-
          |         |         |         |         |            |            |            |        |  (Instr.4) |   (I)    |   tr.
          |         |         |         |         |            |            |            |        |            |   (Instr.|   4)
          |         |         |         |         |            |            |            |        |            |   4)     |
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          |         |         |         |Code | V |  (A) | (D) |Date |Expir-|Title|Amount|        |            |          |
          |         |         |         |     |   |      |     |Exer-|ation |     |or    |        |            |          |
          |         |         |         |     |   |      |     |cis- |Date  |     |Number|        |            |          |
          |         |         |         |     |   |      |     |able |      |     |of    |        |            |          |
          |         |         |         |     |   |      |     |     |      |     |Shares|        |            |          |
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Call      | $4.00   | 3/11/03 |         |  S  |   |      |1(3) | (4) | (5)  |Com- |8,000,|    (6) |     0      |   (I)    |By
option to | (1)(2)  |         |         |     |   |      |     |     |      |mon  |  000 |        |            |          |Nortel
the Issuer|         |         |         |     |   |      |     |     |      |Stock|      |        |            |          |Networks
(obliga-  |         |         |         |     |   |      |     |     |      |     |      |        |            |          |Inc.
tion to   |         |         |         |     |   |      |     |     |      |     |      |        |            |          |(7)
sell)     |         |         |         |     |   |      |     |     |      |     |      |        |            |          |
          |         |         |         |     |   |      |     |     |      |     |      |        |            |          |
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Call      | $3.50   | 3/11/03 |         |     |   |      |1(3) | (4) | (5)  |Com- |8,000,|    (6) |      0     |   (I)    |By
option to | (1)(8)  |         |         |  S  |   |      |     |     |      |mon  |  000 |        |            |          |Nortel
the Issuer|         |         |         |     |   |      |     |     |      |Stock|      |        |            |          |Networks
(obliga-  |         |         |         |     |   |      |     |     |      |     |      |        |            |          |Inc.
tion to   |         |         |         |     |   |      |     |     |      |     |      |        |            |          |(7)
sell)     |         |         |         |     |   |      |     |     |      |     |      |        |            |          |
          |         |         |         |     |   |      |     |     |      |     |      |        |            |          |
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Explanation of Responses:
(1) The exercise price per share shall be equal to 90% of either: (i) in the event that the exercise occurs within seven calendar days of the closing of the private placement of convertible subordinated notes due 2008 currently being proposed by the Issuer
    (the "Note Offering"), the closing price on the Nasdaq National Market System for the Issuer's Common Stock on the day the Note
    Offering is priced; and (ii) otherwise, the five trading day weighted average price of the Issuer's Common Stock immediately preceding the date of exercise.
(2) Notwithstanding the formula in note (1), the exercise price shall not be less than $4.00 per share.
(3) The Issuer may exercise the options, if at all, on no more than four occasions in the aggregate and for at least 1,000,000 shares of the Issuer's Common Stock on each exercise.
(4) The exercise period commences only if: (i) the Note Offering closes by March 31, 2003; (ii) the Issuer has redeemed Nortel
    Networks Inc.'s membership interest in Arris Interactive L.L.C.; (iii) Arris Interactive L.L.C. is not in breach of a certain commercial release agreement with Nortel Networks Inc.; and (iv) the Issuer has obtained all necessary consents under its credit agreement.
(5) The option will terminate upon the earliest of (i) March 31, 2003, in the event the Note Offering does not close by such date;
    (ii) June 30, 2003; and (iii) at Nortel Networks Inc.'s election, on the occurrence of a change in control, a material change in the Issuer's business or the commencement of a third-party tender offer for the Issuer's Common Stock.
(6) Consideration for the options is equal to an aggregate of $1.00.
(7) Nortel Networks Inc. is the successor in interest to Nortel Networks LLC, which was merged with and into Nortel Networks Inc. as of December 31, 2002.
(8) Notwithstanding the formula in note (1), the exercise price shall not be less than $3.50 per share.

**Intentional misstatements or omissions of facts constitute Federal Criminal   NORTEL NETWORKS CORPORATION
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                                /s/ Douglas Beatty                    March 13, 2003
Note: File three copies of this Form, one of which must be manually signed.     -------------------------------       --------------
      If space is insufficient, see Instruction 6 for procedure.                **Signature of Reporting Person

                                                                                /s/ Gordon Davies                     March 13, 2003
                                                                                -------------------------------       --------------
                                                                                **Signature of Reporting Person

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM NOT REQUIRED TO RESPOND
                                              UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


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